Exhibit 99.1

SciSparc Advances Its Phase IIb Clinical Trial in Patients with Tourette Syndrome with its Proprietary Drug Candidate SCI-110

The Dual-Site Study Will Be Conducted at the Hannover Medical School in Germany, and Israel’s Tel-Aviv Sourasky Medical Center

TEL AVIV, Israel, January 18, 2022 /PRNewswire/ -- SciSparc Ltd. (NASDAQ: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or "SciSparc"), today announced that it has entered into an agreement with two clinical sites: Hannover Medical School in Hannover, Germany, and Tel-Aviv Sourasky Medical School, in Tel-Aviv, Israel, to further its Phase IIb clinical study for SCI-110, the Company’s proprietary drug candidate, for patients suffering from Tourette syndrome (the “Study” or the “Trial”). The trial will be conducted at the two sites.

The Study’s Principal Investigator is Dr. Kirsten Müller-Vahl, Professor, Managing Senior Physician at the Clinic for Psychiatry, Social Psychiatry and Psychotherapy, and Director of the Tourette Outpatient Clinic at Hannover Medical School.

The Study’s Principal Investigator at the Tel-Aviv Sourasky Medical Center is Dr. Tanya Gurevich, Director of the Movement Disorders Unit at the Sourasky Medical Center and Professor at the Sackler School of Medicine, Tel-Aviv University,

Dr. Adi Zuloff-Shani, PhD, Chief Technologies Officer of SciSparc, stated, "We are thrilled and honored to be partnering with both of these distinguished organizations. Dr Müller-Vahl is a world-renowned authority in cannabinoid-based therapeutics and Tourette syndrome; Dr. Gurevich is a recognized expert in movement disorders and autonomic disturbances, who has researched the impact of cannabinoids on patients with these conditions. Their insight and expertise will be invaluable as we move through this process.”

“I am quite optimistic that this Study’s findings will support our previous research led by Prof. Michael Bloch, Associate Professor in the Child Study Center at Yale Medical School of Medicine, USA, which showed indications that SCI-110 is potentially a safe and efficacious medication for this highly debilitating disease, and I am hopeful that it will advance our effort to create a viable therapeutic protocol for Tourette syndrome, a condition for which there is currently no effective treatment,” Dr. Zuloff-Shani concluded.

Dr. Müller-Vahl commented on the announcement, “Tourette syndrome is a very complex disorder; most patients suffer not only from tics but also from psychiatric comorbidities including attention deficit/hyperactivity disorder, obsessive-compulsive behavior, depression, and anxiety. Since the endocannabinoid system is implicit within all of these conditions, we believe that it also plays an important role in the pathology of Tourette syndrome. I am hopeful that cannabinoid-based treatments like SCI-110, which modulate the endocannabinoid system will provide effective therapies for patients suffering from Tourette syndrome.”

Dr. Gurevich added, “There are a growing number of studies and cumulative clinical experience demonstrating the impact of cannabinioid-based therapies on disorders of the central nervous system, particularly those associated with movement disorders, like Tourette syndrome. I’m impressed with the data I’ve seen on SciSparc’s novel therapy. I share their enthusiasm for the SCI-110 and am excited to join the team navigating it through the review process.”

The Trial, which was created in compliance with the valid version of the Declaration of Helsinki and GCP guidelines, will be a randomized, double-blind, placebo-controlled, cross-over study to evaluate the efficacy, safety and tolerability of daily oral SCI-110 as compared to placebo, in treating adults age 18 to 65, with Tourette syndrome. Patients will be evaluated in a cross-over design, with each subject randomized to receive either SCI-110 or placebo via oral administration.

Tourette syndrome is a neurological disorder characterized by involuntary movements and vocalizations called tics and is estimated to affect approximately 1% of the world’s population. Currently, there is no cure for Tourette syndrome, and conventional therapy focuses on behavioral therapy combined with psychotropic drugs, most of which yield unsatisfactory results and come with serious side effects including sedation, weight gain, and sexual dysfunction.

About SCI-110

SCI-110, SciSparc’s proprietary drug candidate, combines dronabinol, an FDA-approved synthetic form of THC (tetrahydrocannabinol), with the endocannabinoid palmitoylethanolamide (PEA). SCI-110 was designed to increase THC efficacy, thereby increasing the efficiency of oral administration while decreasing dosage requirements, side effects and adverse events.

Designed to stimulate cannabinoid receptors across the central nervous system and inhibit the metabolic degradation of endocannabinoids to improve uptake of THC, the potential expected benefits of SCI-110 are an increase in efficiency of oral administration, and in turn a decrease in dosage requirements, side effects and adverse events.

This product is being developed under the accelerated regulatory path of 505(b)(2) application focused on augmenting FDA-approved natural and synthetic cannabinoids to create alternate therapies that potentiate the effects of cannabinoids and target the receptors implicated in modulating the central nervous system.

About SciSparc (NASDAQ:SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of obstructive sleep apnea and Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and epilepsy.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the expected clinical study for SCI-110 and the potential efficacy, safety of SCI-110 for the treatment of Tourette syndrome and the expectation that SCI-110 may constitute a safe and effective treatment for Tourette syndrome. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the SEC on March 30, 2021, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055